UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the period ended on December 31, 2004

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On March 2, 2004, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on December 31, 2004. Attached is a summary of such consolidated financial information. The report filed with the SVS was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

        THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF, THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2004, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Page
Consolidated Financial Statements as of December 31, 2004	3-7
Management's Analysis of Consolidated Financial Statements Results of AES Gener S.A. for the period ended December 31, 2004	8-20

        THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

        In this report, unless the context otherwise requires, the terms "AES Gener", "Gener", "the Company", "we", "us" and "our" refer to AES Gener S.A. and its subsidiaries on a consolidated basis.

AES GENER S.A. AND SUBSIDIARIES

Consolidated balance sheet as of December 31, 2004 and 2003

ASSETS	2004 ThCh$	2003 ThCh$	2004 Th US$
Current assets
Cash	4,749,223	3,498,746	8,520
Time deposits	25,996,519	10,384,545	46,639
Marketable securities	3,341,314	4,909,587	5,994
Accounts receivable	28,984,250	30,101,310	51,999
Documents receivable	60	265,159	0
Miscellaneous accounts receivable	2,818,685	2,468,311	5,057
Accounts and documents receiv. from rel. companies	4,444,478	182,163,909	7,974
Inventories	18,486,960	11,736,177	33,166
Recoverable taxes	1,017,085	795,408	1,825
Prepayments	1,657,554	2,433,074	2,974
Deferred taxes	1,186,511	1,248,901	2,129
Other current assets	48,846,810	48,695,652	87,633
Total current assets	141,529,449	298,700,779	253,910
Property, Plant and Equipment
Land	8,135,418	8,218,796	14,595
Construction and infrastructure	715,138,929	753,976,458	1,282,991
Machinery and equipment	925,932,503	983,746,715	1,661,163
Other property, plant and equipment	8,303,319	8,319,327	14,897
Technical revaluation	38,224,038	43,268,966	68,576
Depreciation	(569,816,518)	(583,668,063)	(1,022,276)
Net Property, Plant and Equipment	1,125,917,689	1,213,862,199	2,019,946
Other Non-Current Assets
Investment in related companies	101,190,753	120,270,358	181,541
Investment in other companies	17,198,872	0	30,856
Goodwill	4,932,859	8,514,929	8,850
Negative goodwill	0	0	0
Long-term accounts receivable	4,558,963	7,648,676	8,179
Long-term receivables from related companies	2,399,634	3,106,277	4,305
Deferred long-term taxes	0	0	0
Intangibles	6,055,065	6,084,226	10,863
Amortization of intangibles	(4,631,800)	(4,431,800)	(8,310)
Other	49,663,322	44,721,004	89,098
Total other non-current assets	183,322,632	185,913,670	325,382

TOTAL ASSETS	1,448,814,806	1,698,476,648	2,599,237

AES GENER S.A. AND SUBSIDIARIES

Consolidated balance sheet as of December 31, 2004 and 2003

LIABILITIES AND SHAREHOLDERS' EQUITY	2004 ThCh$	2003 ThCh$	2004 ThUS$
Current Liabilities
Short-term bank liabilities	9,981,918	4,322,880	17,908
Short-term portion of long-term bank liabilities	12,758,735	12,934,943	22,890
Short-term portion of bonds and securities payable	13,366,342	32,590,044	23,980
Short-term portion of long-term liabilities	346,925	3,952,872	622
Dividends payable	127,670	116,557	229
Accounts payable	26,968,538	39,068,539	48,383
Documents payable	0	0	0
Miscellaneous accounts payable	78,961	0	142
Accounts and documents payable to rel. companies	1,464,288	1,237,925	2,627
Provisions	6,749,850	6,981,060	12,110
Withholdings	2,169,832	656,397	3,893
Income taxes payable	5,272,852	2,900,650	9,460
Anticipated income received	288,596	41,149	518
Deferred taxes	0	0	0
Other current liabilities	1,728,086	0	3,100
Total current liabilities	81,302,593	104,803,016	145,860
Long -Term Liabilities
Long-term bank liabilities	96,102,912	173,829,000	172,413
Bonds and securities payable	392,682,924	536,149,444	704,490
Documents payable	415,004	632,959	745
Long-term payables to related companies	0	0	0
Provisions	9,699,673	22,287,460	17,402
Deferred long-term taxes payable	23,209,810	9,283,052	41,639
Other	14,943,050	15,414,470	26,808
Total long-term liabilities	537,053,373	757,596,385	963,497
Minority Interest	8,665,138	7,258,264	15,546
Shareholders' Equity
Paid-in capital	740,768,344	677,130,746	1,328,971
Technical revaluation reserve	0	0	0
Share premium	30,273,735	30,273,735	54,312
Other reserves	35,646,691	54,847,023	63,952
Future dividends reserve	5,424,319	5,424,319	9,731
Retained earnings	2,713,806	6,122,735	4,869
Net income for the period	39,454,037	55,020,425	70,782
Interim dividends	(32,487,230))	0	(58,284)
Subsidiary development stage deficit	0	0	0
Total shareholders' equity	821,793,702	828,818,983	1,474,334

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,448,814,806	1,698,476,648	2,599,237

AES GENER S.A. AND SUBSIDIARIES

Consolidated balance sheet as of December 31, 2004 and 2003

	2004 ThCh$	2003 ThCh$	2004 Th US$
Operating results:
Operating revenue	390,812,508	371,390,188	701,135
Operating expense	(263,554,005)	(241,196,732)	(472,827)
Gross margin	109,778,007	130,193,456	228,307
Administration and sales costs	(17,480,496)	(17,491,364)	(31,361)
Operating income	109,778,007	112,702,092	196,947
Non-Operating results
Financial income	5,717,496	23,363,359	10,257
Share of net income of related companies	4,592,620	10,081,845	8,239
Other non-operating income	9,602,853	2,946,090	17,228
Share of loss of related companies	(22,763)	(19,374)	(41)
Amortization of goodwill	(522,328)	(771,841)	(937)
Financial expense	(52,807,951)	(56,226,655)	(94,740)
Other non-operating expenses	(18,501,914)	(16,168,986)	(33,193)
Price-level restatement	(461,793)	(46,782)	(828)
Foreign exchange variation	2,705,624	(13,899,675)	4,854
Non-operating income/(loss)	(49,698,156)	(50,742,019))	(89,161)
Income before income taxes and minority interest	60,079,851	61,960,073	107,786
Income taxes	(18,495,051)	(4,867,097))	(33,181)
Minority interest	(2,130,763)	(2,072,551)	(3,823)
Amortization of negative goodwill	0	0	0

Net income/(loss)	39,454,037	55,020,425	70,782

AES GENER S.A. AND SUBSIDIARIES

Consolidated balance sheet as of December 31, 2004 and 2003

	From 01.01.2004 To 09.30.2004 ThCh$	From 01.01.2003 To 09.30.2003 ThCh$	From 01.01.2004 To 09.30.2004 ThUS$
Cash Flow from operating activities
Collection of accounts receivable	447,117,256	382,034,732	802,148
Financial income received	2,810,357	3,090,167	5,042
Dividends and other distributions received	779,250	0	1,398
Other income received	9,345,871	11,024,499	16,767
Payment to suppliers and personnel	(259,297,146)	(187,136,514)	(465,190)
Financial expenses	(66,050,760)	(48,167,732)	(118,498)
Income tax payments	(294,846)	(73,848)	(529)
Other expenses	(12,862,941)	(14,049,784)	(23,077)
VAT and other similar payables	(21,897,110)	(24,049,241)	(39,284)
NET CASH PROVIDED BY OPERATING ACTIVITIES	99,649,931	122,672,279	178,776
Cash Flow from financing activities
Proceeds from issuance of shares	63,637,599	0	114,169
Borrowings from banks and others	139,229,982	0	249,785
Proceeds from issuance of bonds	348,718,920	0	625,617
Other borrowings from related companies	0	0	0
Others	21	0	0
Dividends paid	(91,479,730)	(32,140,139)	(164,119)
Capital decrease	0	0	0
Payment of loans	(190,759,171)	(66,827,444)	(342,230)
Payment of bonds	(485,089,148)	(25,012,745)	(870,271)
Payment of loans from related companies	0	0	0
Payment of costs associated with issuance of shares	0	0	0
Payment of costs associated with issuance of bonds	(30,575,345)	(226,240)	(54,854)
Other financing activities	(1,734,039)	(1,642,026)	(3,111)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(248,050,911)	(125,848,594)	(445,014)
Cash Flow from investing activities
Sales of property, plant and equipment	10,543,112	642,858	18,915
Sales of permanent investments	3,690,306	11,968	6,621
Sales of other investments	148,555	0	267
Proceeds from loans to related companies	182,391,113	29,116,144	327,218
Other investing activities	0	9,867,990	0
Acquisition of fixed assets	(27,884,445)	(2,676,641)	(50,026)
Payment of capitalized interest	(1,644)	(199,347)	(3)
Permanent investments	(61,074)	(593,940)	(110)
Investment in financial instruments	(4,289,474)	(5,554,032)	(7,696)
Loans to related companies	0	0	0
Other investing activities	(2,885,207)	(1,600,940)	(5,176)
NET CASH USED IN INVESTING ACTIVITIES	161,651,242	29,014,060	290,009
NET DECREASE IN CASH AND CASH EQUIVALENTS	13,250,262	25,837,745	23,772
Price-level restatement of cash and cash equivalents	(4,287,742)	(8,611,870	(7,692)
NET DECREASE IN CASH AND CASH EQUIVALENTS	8,962,520	17,225,875	16,079
Cash and Cash equivalents at beginning of period	58,587,880	41,362,005	105,109

CASH AND CASH EQUIVALENTS AT END OF PERIOD	67,550,400	58,587,880	121,188

AES GENER S.A. AND SUBSIDIARIES

Consolidated balance sheet as of December 31, 2004 and 2003

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	From 01.01.2004 To 12.31.2004 ThCh$	From 01.01.2003 To 12.31.2004 ThCh$	From 01.01.2004 To 12.31.2004 ThUS$
Net income	39,454,037	55,020,425	70,782
Sales of Assets	(5,954,726)	(639,572)	(10,683)
Gain on sales of property, plant and equipment	(4,655,499)	(639,572)	(8,352)
Gain on sales of investments	(1,299,227)	0	(2,331)
Loss on sales of investments	0	0	0
Gain on sales of others assets	0	0	0
Adjustments to reconcile net income to net cash provided by operating activities	63,051,184	68,372,149	113,117
Depreciation	44,679,343	47,130,105	80,157
Amortization of intangibles	229,057	940,403	411
Provisions and write-offs	3,634,707	9,456,312	6,521
Participation in net income of related companies	(4,592,620))	(10,081,845))	(8,239))
Participation in net loss of related companies	22,764	19,374	41
Amortization of goodwill	522,328	771,841	937
Amortization of negative goodwill	0	0	0
Price-level restatement	461,793	46,782	828
Exchange difference	(2,705,624)	13,899,675	(4,854)
Other credits to income that do not represent cash flow	(910,485)	(348,824)	(1,633)
Other debits to income that do not represent cash flow	21,709,921	6,538,326	38,949
Change in operating assets	2,421,203	(6,203,641)	4,344
Increase in accounts receivable	7,400,162	(2,389,586)	13,276
Increase in inventories	(7,115,953)	10,856,582	(12,766)
Decrease in other assets	2,136,994	(14,670,637)	3,833
Change in operating liabilities	(1,452,530)	4,050,367	(2,606)
Increase (decrease) of accounts payable to related companies	5,723,963	(2,970,743)	10,269
Increase (decrease) of interest payable	(13,552,868)	5,775,760	(24,314)
Increase (decrease) net of income taxes payable	6,167,879	726,515	11,065
Increase in other accounts payable related to non-operating results	(40,081)	749,159	(72)
Increase (decrease) of VAT and other similar payables	248,577	(230,324)	446
Minority interest in net income	2,130,763	2,072,551	3,823
Net cash provided by operating activities	99,649,931	122,672,279	178,776

Management's Discussion & Analysis of AES Gener S.A.'s
Consolidated Financial Statements for the Period Ended December 31, 2004

        The following section analyzes the consolidated financial statements of AES Gener S.A. ("AES Gener" or the "Company") for the year ended December 31, 2004 and explains the most significant changes that have occurred with respect to the same period in 2003. It also provides a summary of the information included in the financial statements. All currency amounts are expressed in constant Chilean pesos at December 31, 2004 purchasing power and therefore, all comparisons refer to real variations between such date and December 31, 2003.

 I.    Summary

        For the year ending December 31, 2004, the Company reported net income of Ch$39,454 million, compared to net income of Ch$55,020 million for the same period in 2003. This decrease is principally explained by an increase in income tax of Ch$13,628 million as a result of appreciation in the Colombian peso which increased Chivor's tax contribution, lower operating income of Ch$2,924 million and higher minority interest losses of Ch$58 million. The negative effect was partially offset by a reduction in non-operating losses of Ch$1,044 million.

  I.    Comparative Analysis and Explanation of the Principal Observed Trends

    a.
    Liquidity
Liquidity		December 2004	December 2003
Current assets/current liabilities	(times)	1.74	2.85
Adjusted liquidity ratio	(times)	0.82	0.18

        The liquidity ratio decreased from 2.85 to 1.74 due to: 1) a 53% (Ch$157,171 million) decrease in current assets as a result of a decrease of Ch$177,719 million (US$ 315.4 million) in documents and accounts receivable from related companies associated with the payment of an intercompany account receivable made by our parent company Inversiones Cachagua Ltda. in February 2004; a portion of such funds were used to pay the tender offers for the Yankee Bonds and Convertible Bonds, and 2) a 22% decrease (Ch$ 23,500 million) in current liabilities, mainly due to the financial restructuring process concluded in the first half of 2004 that reduced the short term portion of both AES Gener's and its subsidiaries TermoAndes and InterAndes' public debt obligations.

        The adjusted liquidity ratio, which estimates the relationship between available resources, long term deposits and marketable securities with current liabilities increased principally as a result of an increase in time deposits of Ch$15,612 million due to a reduction in commercial paper of Ch$4,944 million and higher available cash resources at the end of 2004.

    b.
    Indebtedness
Indebtedness		December 2004	December 2003
Total liabilities/Equity	(times)	0.74	1.03
Current liabilities/Total liabilities	(times)	0.13	0.12
Long term liabilities/Total liabilities	(times)	0.87	0.88
Total liabilities	(million)	618,356	862,399
Coverage financial expenses	(times)	2.14	2.10

        The ratio between total liabilities and equity decreased in part as a consequence of a reduction in total liabilities of Ch$244,043 million (US$437.8 million) as a result a decrease in indebtedness due to the early redemption of the AES Gener's Yankee Bonds and Convertible Bonds and TermoAndes and InterAndes' notes, as well as a reduction in the provisions associated with the Convertible Bond premiums. Additionally, equity also decreased by Ch$7,025 million due to: 1) lower retained earnings of Ch$51,463 million as a result of interim dividend payments of Ch$32,487 million in 2004 and lower annual net income and 2) a reduction in other reserves of Ch$19,200 million related to an adjustment in international investments. The capital increase carried out in May and June 2004 (Ch$68,638 million) partially offset these equity reductions.

        Short-term liabilities showed a net decrease of Ch$23,500 million explained by the reduction of: 1) Ch$19,224 million in indebtedness related to the redemption of subsidiaries TermoAndes and InterAndes' notes which was financed with both a new syndicated credit facility and cash resources; 2) Ch$12,100 million in accounts payable related to Norgener's credit agreement with supplier Mitsubishi paid in full in November 2004; and 3) Ch$3,606 million long term obligations with a one year maturity period related to Electrica Santiago's custom duties and the maturity repayment of AES Gener's subsidiary Energy Trade's debt with Morgan Stanley. These variations were offset by the increase of: 1) Ch$5,659 million in short term bank liabilities related to the prepayment of a portion of Energia Verde's bank loan and subsequent transfer of the remaining debt to AES Gener under a line of credit, as well as an increase in coal credit agreements; 2) Ch$3,886 million in retained documents and income taxes; 3) Ch$1,728 million in other short-term liabilities related with the anticipated payment received by Norgener from Minera Escondida and 4) Ch$ 156 million in other short-term liabilities.

        Long-term liabilities registered a net decrease of 29% (equivalent to Ch$220,543 million or US$395.7 million) due to a reduction of: 1) Ch$143,467 million in bond and securities obligations, as a result of early redemption of the Convertible Bonds (Ch$290,104 million), part of the Yankees Bonds (Ch$91,211million), and TermoAndes and InterAndes' notes (Ch$70,485 million) and lower obligations in pesos due to the transfer of a portion of Electrica Santiago's bonds to short-term liabilities (Ch$9,385 million), although the decrease in this account was partially offset by the issuance of new bonds by AES Gener for US$400 million (Ch$222,960 million) in March 2004 and Chivor for US$170 million (Ch$94,758 million) in November 2004; 2) Ch$77,726 million in bank liabilities, primarily related to the full repayment of Chivor's loan with a syndicate of banks led by Bank of America (Ch$161,047 million) and Energia Verde's loan with local banks (Ch$12,782 million), which was partially offset by the issuance of a new syndicated credit by Chivor for Ch$43,539 million, a new syndicated credit by AES Gener for Ch$39,632 million used to repay part of TermoAndes and InterAndes' note liabilities and a new loan by Norgener for Ch$12,932 million with a local bank utilized to fully repay the balance of the existing supplier credit agreement; 3) lower provisions (Ch$12,588) principally related to the Convertible Bond redemption which was executed during the first half of 2004; and 4) other long-term liabilities (Ch$689 million). The decrease in the above-mentioned long-term liabilities was partially offset by an increase of Ch$13,927 million in deferred taxes associated with fixed asset depreciation.

        Financial expense coverage improved primarily as a result of the increase of Ch$3,419 million in income before taxes.

    c.
    Activity

Capital		December 2004	December 2003
Shareholders' equity	(million)	821,794	828,819
Net property, plant and equipment	(million)	1,125,918	1,213,862
Total assets	(million)	1,448,815	1,698,477

    d.
    Results

Results		December 2004	December 2003
Operating revenue	(million)	390,813	371,390
Operating costs	(million)	(263,554)	(241,197)
Operating income	(million)	109,778	112,702
Financial expenses	(million)	(52,808)	(56,227)
Non-operating income	(million)	(49,698)	(50,742)
R.A.I.I.D.A.I.E.(1)	(million)	58,358	76,678
E.B.I.T.D.A. operational(2)	(million)	154,686	160,773
Gain (loss) from the period	(million)	39,454	55,020

(1)
Corresponds to the following entries in the income statement: results before income tax and extraordinary items, less exchange rate differences, less price level restatement and less goodwill amortization.

(2)
Corresponds to the following entries in the income statement: operating income, plus depreciation for the period and the amortization of intangible assets for the period.

Operating Revenue

     For the year ending December 31, 2004, AES Gener's consolidated operating revenue totaled Ch$390,813 million (US$701.1 million), Ch$19,423 million higher than the revenue of Ch$371,390 million (US$666.3 million) recorded during the same period in 2003. This increase is mainly due to higher revenues of: Ch$23,207 million from regulated customers, Chilectra and Chilquinta, Ch$14,220 million from spot market sales, and Ch$4,170 from fuel, services and other sales. This revenue increase was partially offset by lower revenue recorded by the Colombian subsidiary Chivor of Ch$7,333 million, lower sales to the unregulated customer Minera Escondida Ltda. (Escondida) of Ch$5,680 million related to the new contractual terms effective since July 2004 and lower energy and capacity sales to other customers of Ch$9,162 million.

    The contribution to total sales in the different markets where AES Gener operates was as follows: SIC (50%), SING (21%), Colombia (19%), other electric services (9%) and fuel and other sales (1%).

    The distribution of physical energy sales expressed in GWh for the year ended December 31, 2004 and 2003 was as follows:

	2004		2003
SIC	7,252	45%	6,531	41%
SING	2,851	17%	2,817	18%
Mandatory sales to distribution companies R.M. 88/2003 sales	162,3	1%	148,4	1%
Colombia	5,974	37%	6,354	40%

Total	16,239		15,850

Sistema Interconectado Central (SIC):

    Physical sales of electricity in the SIC during 2004 increased by 11% from 6,679 GWh for the year ending December 31, 2003 to 7,414 GWh for the year ending December 31, 2004 as a result of higher sales to regulated clients (increase of 663 GWh), the CDEC-SIC (increase of 127 GWh) and mandatory sales to distribution companies without purchase contracts (increase of 14 GWh). This increase was offset by a reduction in sales to unregulated clients (decrease of 74 GWh), principally due to the expiration of the contract with Hidroelectrica Guardia Vieja.

        In 2004, revenue generated by the electricity business sales in the SIC increased to Ch$196,010 million, which is Ch$24,210 million higher than the Ch$171,800 million registered during 2003. This increase is mainly explained by higher energy sales revenue of Ch$23,841 million in 2004 as a consequence of higher physical energy sales, which increased by 735 GWh, at an average price 8.3% higher than in the same period in 2003. In 2004, energy sales revenue totaled Ch$142,035, compared to Ch$118,194 in the same period in 2003. Capacity sales revenue also increased by Ch$369 million from Ch$53,607 million in the year ending December 31, 2003 to Ch$53,975 million in the same period in 2004, as explained by the increase of 1,268 MW in the quantity sold which was offset by a 9% decrease in the average sales price.

Sistema Interconectado del Norte Grande (SING):

        Physical energy sales in the SING during the year ended December 31, 2004 were similar to those recorded in the same period in 2003, decreasing slightly from 2,817 GWh in 2003 to 2,814 GWh in 2004, as a result of lower sales to the CDEC-SING (a decrease of 25 GWh) which was partially offset by higher sales to the Zaldivar, Lomas Bayas and Escondida mining companies (an increase of 22.6 GWh).

        Revenue generated by AES Gener and Norgener's operations in the SING decreased Ch$4,579 million from Ch$88,056 million for the year ending December 31, 2003 to Ch$83,477 million for the year ending December 31, 2004. This variation is explained mainly by the decrease in capacity sales revenue of Ch$13,765 million and was offset by an increase in energy sales revenue of Ch$9,187 million. Capacity sales revenue decreased, when compared to 2003, as a result of higher revenue from the firm capacity settlement which was received during February 2003 of Ch$2,422 million and lower capacity sales revenue in 2004 of Ch$10,975 million associated with the reduction in the average sales price, despite the increase of 319 MW in the volume sold, which is principally explained by the new terms in the contract with Escondida which became effective in July 2004. The increase in energy sales is due to a higher average sales price.

        In summary, revenue from the Chilean electric sector increased by Ch$19,631 million from Ch$259,856 for the year ending on December 31, 2003 to Ch$279,487 million for the year ending on December 31, 2004.

Sistema Interconectado Nacional Colombiano (SIN):

        Chivor's revenue for the year ending December 31, 2004 decreased by Ch$7,333 million from Ch$80,631 million to Ch$73,298 million as a consequence of lower spot and frequency regulation sales equal to Ch$8,706 million compared to the same period in 2003, offset by higher contractual sales of Ch$1,373 million. Additionally, physical energy sales in 2004 decreased by 405 GWh with respect to sales in the same period in 2003, principally due to lower contractual and frequency regulation sales. In Colombian pesos, the average contract sales price increased by 8% from Col$74/kWh (US$25.6/MWh) to Col$80/kWh (US$30.5/MWh) and the average spot price also decreased by 4% from Col$67/kWh (US$23.3/MWh) to Col$64/kWh (US$24.5/MWh) during 2003 and 2004, respectively.

Other Businesses:

        Other revenue from electricity related business increased by Ch$2,953 million, from Ch$429 million for the year ending December 31, 2003 to Ch$3,383 million for the year ending December 31, 2004, principally due to higher revenue related to the renegotiation of Escondida's energy transmission contract.

        Revenue from other businesses for the year ending December 31, 2004 was Ch$34,645 million, representing an increase equal to Ch$4,171 million with respect to the level of Ch$30,474 million recorded for the year ending December 31, 2003. This increase is explained in part by higher coal sales of Ch$2,913 million as a result of higher coal sales to third parties of Ch$6,216, which was offset by lower coal sales of Ch$3,304 million to equity-method investee, Electrica Guacolda. This related company purchased coal directly from suppliers during 2004, while in 2003 it determined fuel purchases through bid processes, some of which were awarded to AES Gener. Additionally, other businesses revenue increased as a result of higher gas sales to third parties of Ch$1,846 million and higher miscellaneous revenue in the amount of Ch$1,265 million. Lower steam sales of Ch$1,853 million partially offset the overall other businesses revenues.

Operating Costs

        The proportion of fixed and variable operating costs with respect to total operating costs is shown in the following table:

	January-December (Million Ch$)
	2004		2003
Variable operating costs	199,941	76%	170,659	71%
Fixed operating costs	63,613	24%	70,538	29%

TOTAL	263,554	100%	241,197	100%

       For the year ending December 31, 2004, operating costs increased by 9.3% (Ch$22,357 million) principally as a result of the increase in costs associated with fuel consumption and sales, transmission system tolls and other operating costs, which was partially offset by lower costs related to energy and capacity purchases.

Variable Costs

        Variable costs increased by Ch$29,282 million, as explained by the increase in: (1) fuel consumption of Ch$30,359 million associated with higher generation from AES Gener and its subsidiaries' thermoelectric plants, which is primarily due to dryer hydrology and lower natural gas availability; (2) fuel sale costs of Ch$2,688 million; (3) transmission costs and other electric business operating costs of Ch$4,608 million. This increase was partially offset by lower energy purchases of Ch$3,344 million and lower capacity purchases of Ch$5,029 million.

        Chile

        The Company's energy purchase costs in the year ending December 31, 2004 in Chile increased by Ch$6,863 million compared to the same period in the previous year. In the SIC, purchases increased by Ch$8,777 as a result of an average purchase price 28.6% higher than in 2003, which was principally associated with lower hydroelectric generation during the first few months of the year and natural gas curtailments. Partially offsetting this increase was a 55 GWh reduction in the volume purchased. In the SING, energy purchase costs decreased by Ch$1,913 million due to a reduction of 296 GWh in the volume purchased, although the average purchase price was 29% higher than during in 2003.

        The Company's capacity purchase costs in Chile decreased by Ch$ 5,029 million. In the SIC, these costs decreased by Ch$6,674 million when compared to the same period in 2003, as a consequence of the Ch$8,016 million reduction in firm capacity reconciliation payments for the period from 2000 to 2004 based on the resolution by the Experts Panel, which was partially compensated by higher purchases of Ch$1,342 as a result of an increase in the average purchase price, despite a reduction in the quantity purchased. In the SING, capacity purchases increased by Ch$1,644 million as a result of the increase of Ch$2,711 million in Norgener's firm capacity reconciliation payments for 2003 and 2004. Partially offsetting this increase was a reduction of Ch$1,067 million in capacity purchases associated with a reduction in the quantity purchased.

        Thermoelectric generation by AES Gener and its Chilean subsidiaries totaled 6,387 GWh during 2004 as compared to 4,956 GWh during the previous year. The increase in generation is due to lower hydrological reserves and lower gas availability during 2004. AES Gener and its subsidiaries' total generation (thermoelectric and hydroelectric) in the SIC and SING was 7,812 GWh, compared with 6,371 GWh in 2003.

        Colombia

        In 2004, variable operating costs decreased by Ch$9,149 million, from Ch$37,931 million to Ch$28,782 million principally as a result of the decrease in energy purchase costs of Ch$10,207 million, driven by lower energy purchases of 864 GWh despite an average energy price in Colombian pesos approximately 3% lower than in the same period in 2003. However, costs related to frequency regulation and other services increased by Ch$1,058 million.

        Generation during the year ending December 31, 2004 was 4,229 GWh as compared to 3,818 GWh during the same period in 2003. This increase in generation resulted from the application of an improved commercial policy for managing Chivor's reservoir.

Fixed Costs

        Fixed costs decreased by Ch$6,925 million from Ch$70,538 million in 2003 to Ch$63,613 million in 2004, mainly due to lower depreciation and production costs as a result of a lower exchange rate effect related to foreign subsidiaries' costs.

Administrative and Sales Expenses

        Administrative and sales expenses decreased by Ch$11 million from Ch$17,491 million for the year ended December 31, 2003 to Ch$17,480 million for the same period in 2004. This decrease principally results from lower insurance, third party services, computer systems and communication costs that in the aggregate amounted Ch$3,147 million, which was partially offset by higher wages, social benefits, taxes and other costs together totaling Ch$3,136 million.

Operating Income

        For the year ending December 31, 2004, AES Gener reported positive consolidated operating income of Ch$109,778 million (US$196.9 million) which was Ch$2,924 million lower than the consolidated amount of Ch$112,702 million (US$202.2 million) recorded in the same period in 2003. This difference is principally explained by the higher dispatch of AES Gener and its subsidiaries' thermoelectric plants which increased fuel consumption costs. This decrease in operating income was partially offset by higher revenue received from regulated customers, the net effect of the firm capacity reconciliation payments, the transmission contract with Escondida (Ch$6,439 million) and the extraordinary income from the settlement agreement reached between Electrica Santiago and General Electric related to the termination of the construction contract between the parties (Ch$3,211 million).

Non-Operating margin

        Non-operating income

	January - December (Million Ch$)
	2004	2003
Financial income	5,717	23,363
Other non-operating income	9,603	2,946

Total non-operating income	15,320	26,309

        Non-operating income for the year ended December 31, 2004 decreased by Ch$9,926 million with respect to the amount recorded for the same period in 2003. This variation is explained principally by lower financial income of Ch$17,646 million related to the accrual of interest on an intercompany account receivable between AES Gener and its parent company, Inversiones Cachagua Ltda., which was repaid on February 27, 2004. Offsetting this decrease was higher non-operating income of Ch$6,657 million as result of: (1) the positive effect of Ch$5,470 million related to sale of the Nacimiento steam plant and the Colombian coal mine Carbones del Cesar in the third quarter of 2004; (2) reversal of Chivor's income tax provision of Ch$1,162 million; and (3) other positive effects of Ch$843 million, which was partially compensated by a decrease in non-operating income of Ch$818 million from the negative effect associated with a write-off of debt recorded by TermoAndes in 2003 and a decrease in other non-operating income.

        Non-operating expenses

	January - December (Million Ch$)
	2004	2003
Financial expenses	52,808	56,227
Other non-operating expenses	18,502	16,169

Total non-operating expenses	71,310	72,396

        For the year ending December 31, 2004, total non-operating expenses decreased by Ch$1,086 million compared to the same period in 2003 due lower financial expenses of Ch$3,418 million which was offset by higher non-operating expenses of Ch$2,333 million.

        The decrease in financial expenses is related to our lower level of indebtedness as a result of the financial restructuring carried out in the first half of 2004.

        Non-operating expenses in 2004 increased as a result of: 1) higher losses in forward contracts and swap agreements of Ch$3,793 million; 2) an increase in amortization of Ch$2,627 million associated with the placement expenses of new debt; 3) an increase in the provision associated with the premium for non-conversion of bonds Ch$2,677 million; 4) a new provision related to litigation with Cordex Petroleums Inc. of Ch$1,282 million and 5) other non-operating expenses of Ch$887 million. This loss was partially compensated by 1) lower provisions related to the retirement of fixed assets, materials and other items of Ch$3,904 million; 2) a reduction of Ch$1,464 million in the provision related to the swap previously held by subsidiaries TermoAndes and InterAndes; and 3) a decrease in other non-operating expenses of Ch$2,677 million.

        Investments in related companies

	January-December (Million Ch$)
	2004	2003
Gains from investment in related companies	4,593	10,082
Loss from investment in related companies	(23)	(19)
Amortization of goodwill	(522)	(772)

Total gains (losses) from investment in related companies	4,048	9,291

        The contribution from investments in related companies decreased by Ch$5,243 million, principally as a result of negative variations in the net income of Itabo and Guacolda and the different accounting criteria applied to our investments in Gasoducto GasAndes and Gasoducto GasAndes Argentina, which is explained below.

        For the year ending December 31, 2004, Guacolda registered net income of Ch$5,453 million which negatively compares with net income recorded in the same period in 2003 in the amount of Ch$16,195 million. Operating income recorded a negative variation of Ch$3,157 million, mainly due to higher fuel consumption costs of Ch$4,351 million and higher energy purchase costs of Ch$1,399 million, which were partially compensated by higher energy and other revenue of Ch$1,399 million. Additionally, non-operating income decreased from positive earnings of Ch$3,513 million in 2003 to a loss of Ch$5,155 million in the same period in 2004, as a consequence of a higher exchange rate effect of Ch$8,392 million.

        Itabo, which is located in the Dominican Republic and in which AES Gener has 25% ownership participation, registered net income of Ch$7,221 in 2004, as compared with net income of Ch$4,600 million in 2003. This variation is a result of an increase in operating income of Ch$7,107 million which was partially offset by a reduction in non-operating income of Ch$5,960 million.

        As a result of an accounting change implemented on January 1, 2004, by the Chilean Superintendency of Securities and Insurances in Circular N. 1,697 with respect to the criteria used to account for equity-method investees, AES Gener's 13% ownership in related companies, Gasoducto GasAndes and Gasoducto GasAndes Argentina, is no longer recorded under the equity-method of accounting. This new rule increased the minimum ownership requirement for classifying investments under the equity-method from 10% to 20% and as a consequence, these investments were reclassified to investments in other companies.

        Minority Interest

        Minority interest decreased by Ch$58 million primarily due to an investment adjustment in subsidiary Electrica Santiago, in which AES Gener has 90% ownership participation, and New Carribean S.A., in which AES Gener has 50% ownership participation.

        Price-level Restatement and Exchange Rate Differences

        The price-level restatement generated losses of Ch$461 million, compared with losses of Ch$47 million in 2003. The CPI factor applied for the year ending December 31, 2004 was 2.5% as compared to a factor of 1.0% for the year ending December 31, 2003.

        Exchange rate differences generated a positive effect of Ch$2,706 million in 2004 compared with a loss of Ch$13,900 million in 2003 which is principally due to the exchange rate effect on term and bank deposits and accounts payable with related companies. The exchange rate reflected a nominal devaluation of the Chilean peso of 6.1% in 2003, compared with a nominal depreciation of 17.4% in 2004

        Income Tax

        Income tax increased from Ch$4,867 million in the year ending December 31, 2003 to Ch$18,495 million in 2004. This increase is mainly due to higher income tax of Chivor due to the 14% appreciation of the Colombian peso during 2004 compared to a 3% appreciation in the same period in 2003, resulting in the generation of lower liability tax losses in US dollars, and higher income from the sale of assets by Energia Verde in 2004.

Net Income

        For year ending December 31, 2004, the Company recorded net income of Ch$39,454 million, while in the same period in the prior year it recorded net income of Ch$55,020 million. Income tax was higher principally due to the increase in Chivor's taxes and other extraordinary income. Operating income decreased by 3% as a result of higher fuel consumption costs by thermoelectric plants which was compensated by the increase in sales to regulated customers and the reduction in capacity purchase costs. Additionally, non-operating losses decreased by 2% principally due to a positive exchange rate effect, higher non-operating revenue and lower financial expenses.

e. Yield

Profitability		December 2004	December 2003
Return-on assets(1)	(%)	2.51	3.05
Return-on-equity(1)	(%)	4.78	6.83
Yield of operating assets(2)	(%)	9.38	8.75
Net income/Share(3)	(pesos)	6.96	9.77
Return-on-dividends (4)	(%)	14.91	4.87

1. Return-on-assets and return-on-equity are calculated considering net income for the nine months ending December 31 of each year.
2. Operating assets included in this indicator are total fixed assets.
3. Net profit per share for the nine months ending December 30, 2004 and December 30, 2003 was calculated considering the number of paid-in shares on each date.
4. Includes dividends paid in the last 12 months divided by the market price of the Company's shares as of December 31 of each year.

         Return-on-assets profitability decreased as a result of lower net income of Ch$39,454 million registered in the year ending December 31, 2004, as compared with net income of Ch$55,020 million for the same period in 2003. Return-on-equity also decreased as a result of the lower level of net income in 2004.

        The operating assets ratio improved due to an increase in the Company's average fixed assets as of December 31, 2004, as compared to the amount registered in the same period in 2003.

        The decrease in net income per share is explained by lower net income and the 714 million increase in shares as a result of the capital increase effectuated in 2004.

        Return-on-dividends increased significantly due to the dividend payments made in February, September and December of 2004 for a total of Ch$15.06 per share compared with Ch$5.24 per share in 2003.

III.    Analysis of differences between book values, market and/or economic values of principal assets

        Fixed assets decreased by Ch$87,945 million mainly due to the variation in exchange rates and the effect of such variation on the assets of AES Gener's TermoAndes, InterAndes and Chivor subsidiaries. These companies record their assets in US dollars in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants, which stipulates that investments that are not an extension of the parent company's activities and are located in unstable countries are to be accounted for in US dollars.

        Current assets decreased significantly due to the repayment of the intercompany account receivable by our parent company, Inversiones Cachagua Ltda. and the February 2004 dividend payment and other payments made during the financial restructuring process, including early redemption of the Convertible Bonds and a large part of the Yankee Bonds.

        Additionally, other assets as of December 31, 2004, decreased by Ch$4,546 million relative to December 31, 2003 amounts as a consequence of a reduction of: (1) Ch$19,080 million in equity method investments Itabo and Guacolda, explained by lower net income obtained during; 2) Ch$3,582 million related to lower investments associated with Guacolda and Electrica Santiago; 3) Ch$3,090 million in long term accounts receivable; and 4) Ch$936 million in various other assets. These reductions were partially offset by the increase of Ch$17,199 million in investments in other companies associated with Gasoducto GasAndes, Gasoducto GasAndes Argentina and CDEC and other intangible assets of Ch$4,942 million associated to the placement costs of the senior notes issued in 2004.

        The Company's assets are valued according to general accepted accounting principles in Chile and the instructions set forth by the Superintendency of Securities and Insurance. Based on present conditions, our management believes that the economic value of Chivor and TermoAndes and InterAndes is lower than their respective book values. In the case of Chivor, this is in part a consequence of the regulatory changes which have considerably reduced revenue as well as electricity price restrictions and the relatively low growth in electricity demand in Colombia. In the case of TermoAndes and InterAndes, the principal reasons are the overcapacity in the SING and the dispatch restrictions imposed by the CDEC-SING. Nevertheless, in both cases, there is no evidence that the operation of these companies will permanently produce revenue insufficient to cover all of their costs, including fixed asset depreciation. Under these circumstances and in accordance with Technical Bulletin No. 33, paragraph 25 and Technical Bulletin No. 64, paragraph 47, no adjustment to the book value of the above-mentioned assets has been made

IV.    Analysis of the most significant variations which occurred during the period in the markets in which the Company participates and in competition and market share.

        Market:

        AES Gener's generation activity in Chile is fundamentally developed through two main electrical systems, the Sistema Interconectado Central (SIC), covering from the southern portion of Region II to Region X, and the Sistema Interconectado del Norte Grande (SING), covering from Region I into part of Region II.

SIC: During 2004, electricity sales in the SIC increased by 7.9% as compared with a 5.8% increase in 2003. The average marginal cost in US dollars in 2004 was 31.8 mills/kWh versus 16.6 mills/kWh in 2003. This increase is explained principally by lower hydroelectric supplies during the first few months of the year at the beginning of the rainy season and lower availability of natural gas-fired plants due to Argentine natural gas restrictions.

SING: The increase in demand for electric energy in the SING during 2004 was 7.2%, while during 2003 energy sales increased by 10.5%. The average price in 2004 was 25.5 mills/kWh, which is higher than the average marginal cost of 14.9 mills/kWh in 2003, primarily as a result of lower dispatch of the system's natural gas-fired plants caused by Argentine natural gas restrictions.

Colombia: Chivor is one of the principal generators in the SIN. During 2004, electricity demand in the SIN increased by 2.7% with respect to the prior year. As a result of higher hydroelectric availability in the period, average spot prices in Colombian pesos decreased to Col$64/kWh in 2004, as compared with Col$67/kWh in 2003.

        Competition and Market Share:

       During 2004, generation from AES Gener's plants (7,502 GWh) in the SIC, including Guacolda, was higher than in 2003, due to higher marginal costs in the system and an increase in demand in the SIC (2,535 GWh). In 2004, AES Gener and its related companies, including Guacolda, provided 21% of the SIC's total generation, while during the same period in 2003 this contribution was 20%.

    In the SING, total net generation increased by 7.4% and AES Gener's related companies (Norgener and TermoAndes) provided 21.4% of the SING's total generation which is significantly higher than the 18.6% registered in 2003.

    In Colombia, Chivor's net generation represented 9% of total demand for electricity in Colombia in 2004, compared to 8.3% in 2003. This increase was generated as a result of higher availability of hydroelectric resources which permitted Chivor to increase its sales in the spot market.

V.    Description and analysis of the principal components of net cash flows provided by operating, investment and financing activities in the corresponding period.

        Total net cash flow for 2004 was positive in the amount of Ch$13,250 million, compared to the net cash flow for 2003, which was also positive in the amount of Ch$25,838 million. The difference of Ch$12,587 million between the two periods relates to the financial restructuring process carried out by the Company which included repayment of the intercompany account receivable by parent company Inversiones Cachagua Ltda., the early redemption of the Convertible Bonds and a significant part portion of the Yankee Bonds, the issuance of US dollar senior notes with maturity in 2014, AES Gener's capital increase and the refinancing of subsidiaries' TermoAndes and InterAndes indebtedness.

        In 2004, operating activities generated a positive cash flow of Ch$99,650 million, Ch$23,022 million less than the level obtained in 2003 of Ch$122,672 million, which is explained by: 1) Ch$73,161 million in higher payments to suppliers; 2) Ch$17,883 million associated with higher interest paid during the period related to the early debt redemptions; and 3) Ch$2,179 million in other operating activities. These outflows were partially offset by higher revenue of: 1) Ch$65,083 million in collections from accounts receivable; 2) Ch$1,187 million in lower expenses; 3) Ch$2,152 million in lower taxes paid and 4) Ch$779 million in dividends received.

        Financial activities during 2004 generated a negative cash flow of Ch$248,051 million compared with the negative flow of Ch$125,849 million in 2003. The difference of Ch$122,202 million is explained primarily by: 1) prepayment of bonds and notes of Ch$460,076 million as a result of the early redemption of AES Gener's Convertible Bonds and a significant portion of the Yankee Bonds, as well as TermoAndes and InterAndes' notes; 2) Ch$123,932 million in higher loan payments of the subsidiaries Chivor, Norgener and Energia Verde during 2004; 3) Ch$59,340 million in higher dividend payments in February 2004 related to the distribution of 100% of the net income from the previous fiscal year plus an interim dividend paid in September and December of 2004; 4) Ch$30,349 million of expenses associated with the placement of senior notes by Gener and Chivor; and 5) Ch$92 million related to a reduction in other financing sources. The negative financial cash flow was partially offset by the following: 1) Ch$348,719 million from the placement of senior notes of US$400 million by Gener and US$170 million by Chivor in the international markets; 2) Ch$139,230 million in loans granted to Gener under the new syndicated credit agreement in order to re-finance TermoAndes and InterAndes' indebtedness, and also granted to Chivor Norgener to refinance the debt obligations of these subsidiaries; and 3) Ch$63,638 million in the placement of shares related to the capital increase effectuated in May and June of 2004.

        Finally, investment activities resulted in a positive cash flow of Ch$161,651 million, which compares with the positive cash flow of Ch$29,014 million during 2003. This difference of Ch$132,637 million is explained by: 1) higher collections from and less loans to related companies of Ch$153,275, related to the repayment of the intercompany account receivable in February 2004 with our parent company Inversiones Cachagua Ltda.; 2) Ch$9,900 million associated with revenue from the sale of Energia Verde's Nacimiento plant to customer Empresas CMPC S.A.; 3) Ch$ 3,678 million related to the sale of Carbones del Cesar; 4) Ch$1,265 million from lower investments in financial instruments; and 5) Ch$879 million from other investment payments. These positive investment activities were partially offset by: 1) Ch$25,208 million in higher investments in fixed assets due to the payment of the Norgener's supplier credit, 2) Ch$9,868 million in lower revenues from other investments; and 3) $1,284 in other investments..

VI.    Analysis of Market Risk

                Risks related to the electricity market

Hydrological conditions: a severe drought may negatively affect our operating margin in the SIC due to our high contracted capacity, as a consequence of the dispatch of our less efficient plants and the price increase of our purchases to the spot market.

Tariff setting: A significant part of AES Gener's revenues is related to the regulated node price set by the authorities every six months. In Chile, the principal components of the tariff setting formula used for the node price are expressed in US dollars which results in natural coverage for the fluctuation between the US dollar and the Chilean peso.

Fuel Price: As AES Gener is a company with a primarily thermoelectric generation, fuel price variations in coal, natural gas and diesel may alter the Company's cost composition.

Electric regulation: In March 2004, the new Chilean electricity law was enacted. This law reduces the price adjustment band from 10% to 5% and clarifies the methodology for determining transmission costs, among other provisions. AES Gener estimates that transmission costs will not increase significantly as a result of the new law.

Natural Gas Supply: In March 2004, the Argentine government issued certain resolutions which restrict natural gas exports to Chile. These restrictions, if permanent, may negatively affect prices and consequently, operating costs in the markets in which AES Gener operates with an impact on operating margins.

            Interest rate and Exchange rate

        The Company has no formal coverage policies for risks related to exchange and interest rates. However, management is constantly evaluating alternatives to determine the advantages of executing coverage contracts in order to minimize the above mentioned risks.

        As of December 31, 2004, 78% of AES Gener's long-term debt obligations contained fixed rate interest terms and 22% contained variable interest rates. The majority of the Company's variable interest rate long-term debt obligations were executed in US dollars and indexed to Libor, the only exception is the Colombian peso syndicated facility indexed to the DTF (local time deposit fixed rate). At the closing of the financial statements, the Company's interest exposure predominantly resulted from the credit agreements of Chivor, AES Gener and Norgener.

        As of December 31,, 2004, nearly 87% of our long-term obligations were exposed to exchange rate fluctuations between the US dollar and the Chilean peso. The remaining13% are obligations denominated in Chilean Unidades de Fomento or Ufs (3%), which are related to Electrica Santiago's outstanding bonds, and the obligation denominated in Colombian pesos of Chivor (10%)

        The composition of operating revenues and costs in foreign currency at December 31 of each year is as follows:

Item	Currency	2004%	2003%
Operating	Dollar (US$)(1)	99	99
Revenue	UF and Indexed Pesos
	Non-indexed Pesos	1	1
Operating	Dollar (US$)	91	88
Costs	UF and Indexed Pesos	7	10
	Non-Indexed Pesos	2	2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	March 18, 2005	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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